Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

June 26, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company and Silvermex Resources Inc. announced the positive results from the Silvermex annual general and special meeting held today in Vancouver, Canada.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

June 26, 2012

SCHEDULE “A”

Suite 1210 – 885 West Georgia Street Vancouver, BC V6C 3E8

Suite 1805 – 925 West Georgia Street	TSX: SLX
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NYSE-AG
TSX–FR	June26,2012
Frankfurt–FMV
TSX–SLX
Frankfurt–GSBN
OTCBB–GGCRF

SILVERMEX SECURITYHOLDERS APPROVE PLAN OF ARRANGEMENT WITH FIRST MAJESTIC

Vancouver, BC, Canada – First Majestic Silver Corp. ("First Majestic") and Silvermex Resources Inc. (“Silvermex”) are pleased to announce the positive results from the Silvermex annual general and special meeting held today in Vancouver, Canada. Silvermex shareholders, warrantholders and optionholders (together, the “Securityholders”) overwhelmingly voted in favour of the previously announced plan of arrangement (the “Arrangement”) whereby First Majestic will acquire all of the issued and outstanding common shares of Silvermex.

Following the unanimous recommendation by the Silvermex Board of Directors, the transaction was approved by over 99% of the votes cast by Securityholders at the meeting. The Final Court Order approving the Arrangement will be sought on June 28, 2012. The effective date of the arrangement is expected to be on July 3, 2012.

Duane Nelson, CEO and Director of Silvermex said, “I am extremely pleased with the overwhelmingly positive response to the Arrangement by our shareholders which further reinforces our view that the acquisition by First Majestic is in the best interest of our shareholders. By joining together with First Majestic, our shareholders will gain exposure to First Majestic’s pipeline of assets.”

Keith Neumeyer, President and CEO of First Majestic said, “We are very pleased to welcome the Silvermex shareholders into the First Majestic family and look forward to the full integration of the La Guitarra Silver Mine into the First Majestic portfolio of producing assets. This acquisition further advances our goal of becoming the next senior silver producer and further retains our industry status as the purest silver producer in the world.”

This transaction is expected to substantially benefit Silvermex shareholders by not only diversifying Silvermex’s single asset risk profile into First Majestic’s portfolio of Mexican assets, but also bringing the necessary capital and operational expertise required to potentially accelerate exploration activities and production growth at the La Guitarra Mine.

ABOUT SILVERMEX

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico.

ABOUT FIRST MAJESTIC

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to First Majestic achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or contact Todd Anthony, Investor Relations at 1-866-529-2807.

ON BEHALF OF THE BOARD OF FIRST MAJESTIC SILVER CORP.	ON BEHALF OF THE BOARD OF SILVERMEX RESOURCES INC.

“Keith Neumeyer”	“Duane Nelson”

Keith Neumeyer	Duane Nelson
President & CEO	CEO & Director

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us; proposed exploration and development plans; the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; changes in business plans and allocation of internal resources; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.